Exhibit 12

TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions of dollars)

	1998	1999	2000	2001	2002	For Three Months Ended March 31,
						2002	2003
Earnings:
Income (loss) from continuing operations before income taxes plus fixed charges and amortization of capitalized interest, less interest capitalized.	$815	$2,205	$4,702	$(316)	$(248)	$(24)	$175

Fixed charges:
Total interest on loans (expensed and capitalized)	$86	$84	$98	$74	$60	$15	$13
Interest attributable to rental and lease expense	41	30	32	33	26	6	6

Fixed charges	$127	$114	$130	$107	$86	$21	$19

Ratio of earnings to fixed charges	6.4	19.3	36.2	*	*	*	9.2

* The ratio is not meaningful. The coverage deficiency was $423 million in year 2001, $334 million in 2002 and $45 million in first quarter 2002.